BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

03 DEC -2 AM 7:21

BAA

11 November 2003

03037842

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

pp
Alison Livesley
Head of Investor Relations

12/3

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 November 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs 11 November 2003

BAA announces October 2003 traffic figures

BAA's seven UK airports handled 11.8 million passengers in October 2003. With growth up 4% on the same period last year, this represents the strongest performance since before the Iraq war.

Nearly all major markets continued to improve, with North Atlantic recording its first monthly gain since February, up 1% in the month, whilst other long haul traffic continued its recovery, adding 4.6% in October. European scheduled and UK domestic traffic continued to perform strongly, increasing 8.6% and 5.4% respectively. The charter market fell 7.6%, reflecting the pressures facing this sector, as low cost services and independent travel become increasingly popular.

Among the individual airports, the month was Heathrow's strongest since January, up 2.6%, while solid increases in short haul scheduled traffic at Gatwick did not quite offset a 14% dip in charter traffic. Overall Gatwick traffic was 2.4% lower in the month. Stansted enjoyed another strong month up 17.9%, whilst Southampton continued to surge, adding 68.1%.

In Scotland, Edinburgh airport gained 7.8% and Glasgow 1.8%, whilst Aberdeen was impacted by the continued weakness in the oil industry, dropping 2.2%.

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

Air transport movements increased marginally, up 0.4% illustrating improved average passenger loads, whilst the month showed the first signs of improvements in the cargo industry, with loads down just 1.8% against the previous year.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel + 44 (0) 207 932 6692

BAA Traffic Summary : October 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Oct 03	% Change**	12 months to Oct 03	% Change***
Heathrow	5,636.4	2.6	38,942.1	-0.4	62,817.2	1.6
Gatwick	2,605.2	-2.4	20,313.8	0.5	29,747.6	1.9
Stansted	1,765.3	17.9	11,957.6	13.8	18,193.3	18.4
London Area Total	**10,006.9**	**3.6**	**71,213.5**	**2.0**	**110,758.1**	**4.1**
Southampton	121.1	68.1	843.1	65.0	1,126.5	41.2
Glasgow	791.8	1.8	5,534.3	3.6	8,095.6	5.1
Edinburgh	680.0	7.8	4,724.8	7.9	7,416.9	9.6
Aberdeen	234.4	-2.2	1,585.1	-2.8	2,529.4	-1.4
Scottish Total	**1,706.2**	**3.5**	**11,844.2**	**4.4**	**18,041.9**	**5.9**
BAA Total	**11,834.2**	**4.0**	**83,900.8**	**2.7**	**129,926.5**	**4.6**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Oct 03	% Change**	12 months to Oct 03	% Change***
Heathrow	39,745	-0.1	270,925	-1.8	456,148	-0.4
Gatwick	20,549	-3.9	149,031	-1.2	235,544	1.8
Stansted	15,335	8.0	104,600	8.6	170,177	14.6
London Area Total	**75,629**	**0.3**	**524,556**	**0.3**	**861,869**	**2.8**
Southampton	3,004	23.3	20,950	21.3	31,512	11.8
Glasgow	7,962	-1.0	55,946	0.1	88,774	0.0
Edinburgh	9,395	0.5	63,353	-1.0	105,578	0.6
Aberdeen	6,954	-5.2	47,605	-4.1	78,941	-5.2
Scottish Total	**24,311**	**-1.7**	**166,904**	**-1.6**	**273,293**	**-1.4**
BAA Total	**102,944**	**0.4**	**712,410**	**0.4**	**1,166,674**	**2.0**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Oct 03	% Change**	12 months to Oct 03	% Change***
Heathrow	109,671	-2.1	700,595	-4.4	1,220,514	0.6
Gatwick	20,328	-11.1	129,213	-10.0	225,765	-7.1
Stansted	19,479	10.8	115,200	3.5	196,095	8.4
London Area Total	**149,478**	**-2.0**	**945,008**	**-4.3**	**1,642,374**	**0.3**
Southampton	25	-27.5	205	-13.3	349	-10.4
Glasgow	518	3.0	3,882	-10.4	4,975	-10.3
Edinburgh	2,409	6.3	15,183	10.9	24,532	23.8
Aberdeen	325	6.9	2,161	-4.2	3,512	-9.4
Scottish Total	**3,252**	**5.8**	**21,226**	**4.7**	**33,019**	**12.9**
BAA Total	**152,755**	**-1.8**	**966,439**	**-4.2**	**1,675,742**	**0.5**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of October 2002

** compared to the seven months April to October 2002

*** compared to the twelve months to October 2002

Market Comparison: October 2003

Market	*BAA Total October 02 (000s)*	*BAA Total October 03 (000s)*	*% Change*
Domestic	2,188	2,307	5.4
Eire	568	560	-1.5
European Scheduled	4,239	4,601	8.6
European Charter*	1,343	1,242	-7.6
North Atlantic	1,522	1,538	1.0
Other Long Haul	1,518	1,587	4.6
Total	**11,378**	**11,834**	**4.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.